Exhibit 21.1

Subsidiaries of Build-A-Bear Workshop, Inc.

Subsidiary:	Jurisdiction of Incorporation/Organization:

Build-A-Bear Entertainment, LLC	Missouri

Build-A-Bear Workshop Franchise Holdings, Inc.	Delaware

Build-A-Bear Workshop Canada Ltd.	New Brunswick

Build-A-Bear Retail Management, Inc.	Delaware

Build-A-Bear UK Holdings Limited, formerly known as Build-A-Bear Workshop UK Holdings Limited	United Kingdom

The Bear Factory Limited	United Kingdom

Build-A-Bear Workshop UK Limited, formerly known as Amsbra Limited	United Kingdom

Build-A-Bear Workshop Ireland Limited	Ireland

Build-A-Bear Workshop Denmark ApS	Denmark

Build-A-Bear Trading (Shanghai) Co., Ltd.	China

Build-A-Bear Card Services, LLC	Virginia